Luokung Technology Corp.
Lab 32, Soho 3Q, No. 9, Guanghua Road

Chaoyang District, Beijing

People’s Republic of China, 100020

(86) 10-85866721

June 6, 2019

By Edgar Transmission

U.S. Securities and Exchange Commission

Division of Corporate Finance

100 F Street, N.E.

Washington, D.C. 20549

Attention:	Jan Woo Mitchell Austin

Re:	Luokung Technology Corp. Commission File No. 333-231127 Supplemental Response dated May 23, 2019 Registration Statement on Form F-3 Originally Filed April 30, 2018

Dear Mr. Austin:

In connection with the comment letter dated June 3, 2019 (the “Comment Letter”), from the staff (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”) regarding the above-referenced Supplemental Response to the Form F-3 of Luokung Technology Corp., a company incorporated under the laws of the British Virgin Islands (the “Company”), is providing you with the following additional information and comments in response to the Comment Letter.

The relevant text of the Comment Letter has been included in this letter, and the numbering of the Company’s responses set forth below corresponds to the numbering in the Comment Letter.

Supplemental Response dated May 23, 2019

General

1.	Your response to prior comment 2 indicates that arbitration is intended to be the exclusive means for resolving matters with your shareholders and that the arbitration provision is intended to apply to claims made under U.S. federal securities laws. Please revise your Description of Share Capital section to fully describe the provision and add risk factor disclosure regarding how this provision impacts your shareholders, including:

•	a description of the relevant forum for arbitration;
•	any question as to the enforceability of this provision;
•	a statement that arbitration is intended to be the exclusive means for resolving matters with your shareholders and that the provision is intended to apply to claims made under the U.S. federal securities laws and the rules and regulations; and
•	a statement that investors cannot waive the company’s compliance with federal securities laws and the rules and regulations promulgated thereunder.

Response: In considering the Staff’s comment, the Company consulted further with its counsel in the British Virgin Islands who has advised that arbitration is not intended to be the exclusive means for resolving matters with our shareholders (other than in respect of disputes of the type set out in Article 157 of the Articles of Association) and this provision does not apply to claims made under the federal securities laws of the United States. Article 157 of the Articles of Association reference only those differences which relate to the Articles and the BVI Business Companies Act, including the intent, construction or breach of such Act or Articles.

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Should you have any further questions or comments regarding the captioned filings and/or this letter, please direct them to me at (86) 10-85866721 or William N. Haddad, Esq. of Venable LLP, counsel to the Company at (212) 503-9812.

Very truly yours,

/s/ Yu Jie

Chief Financial Officer

cc:	William N. Haddad, Esq., Venable LLP

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